SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 43.776.517/0001-80

NOMINATION OF A MEMBER TO THE FISCAL COUNCIL

NOTICE TO SHAREHOLDERS

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”) hereby  informs its shareholders and the market in general that, pursuant to the instructions provided in the Official Letter CVM/SEP/N.º 03/2019, that the Company’s shareholder, Mr. Luiz Barsi Filho, Brazilian, married, enrolled under individual taxpayer (CPF/MF) number 006.541.838-72, resident and domiciled at Rua Euclides Pacheco, 1605, Vila Gomes Cardim, São Paulo/SP nominated Mrs. Michele da Silva Gonsales Torres, Brazilian, lawyer, enrolled under individual taxpayer (CPF/MF) number 324.731.878-00, with corporate address at Rua Dr. Fernandes Coelho, 85, 6º andar  Pinheiros, São Paulo/SP, CEP 05423-000, as candidate for a sitting member at the Fiscal Council and Mr. Charles René Lebarbenchon, Brazilian, widow, lawyer, enrolled under individual taxpayer (CPF/MF) number 769.387.609-00, with corporate address at Av. Prefeito Osmar Cunha, 183, Bloco B, 6º andar, salas 609 a 613, Ceisa Center, Centro, Florianópolis, Santa Catarina, CEP 88015-100 as alternate candidate for the Fiscal Council, both to be included in the candidate list for the separate election of sitting and alternate members to the Company’s Fiscal Council, pursuant to provisions of Article 240 of Law 6.404/76, which will be resolved upon at the Company’s Annual and Extraordinary Shareholders’ meeting (“AGEM”), to be held on April 29, 2019, at 11:00 a.m. at the its corporate headquarters.

The letter sent by Mr. Luiz Barsi Filho to the Company and the respective information on the candidates nominated by said investor are included in Attachments I and II, respectively, of this notice.

If any other shareholder desires to nominate candidates for the Company's Fiscal Council, a written request with such nomination must be sent to Sabesp's Investor Relations department with the name, complete qualification and summary résumé of the nominee, as well as the information required for items 12.5 to 12.10 of the Reference Form, pursuant to Attachment 24 of CVM Instruction 480/2009.

It’s important to mention that, pursuant applicable legislation, the name and résumé of the candidates nominated by the Company's controlling shareholder for the Fiscal Council are contained in the Management Proposal for the AGEM, which is available to shareholders at the Company's headquarters and on the websites of Sabesp (www.sabesp.com.br), B3 and CVM - Comissão de Valores Mobiliários.

São Paulo, April 5, 2019.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

ATTACHMENT

INFORMATION ON THE CANDIDATES NOMINATED FOR THE FISCAL COUNCIL (ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM)

FISCAL COUNCIL
12.5(a) Name	Michele da Silva Gonsales Torres
12.5(b) Date of Birth	11/25/1983
12.5(c) Profession	Lawyer
12.5(d) CPF or passport number	324.731.878-00
12.5(e) Elective position occupied	Fiscal Council (sitting member)
12.5(f) Expected election date	04/29/2019
12.5(g) Expected date of office	05/08/2019
12.5(h) Office term	April/2020
12.5(i) Other positions or functions held at the issuer	Does not hold any other position or function at the issuer.
12.5(j) Proposed by the controller	No
12.5(k) Independent member / criteria used by issuer to determine independence	Not applicable.
12.5(l) Number of consecutive mandates	0

12.5(m) Information on: (i) key professional experiences during the last 5 years, indicating: (1) name and business sector of the company; (2) position; e (3) if the company is part of (i) the issuer’s economic group (ii) is controlled by a shareholder of the issuer that holds a stake, direct or indirect, equal to or greater than 5% of the same class or type of shares of the issuer; and (ii) indication of all management positions in other companies or third sector organizations

Michele da Silva Gonsales Torres is a lawyer with a specialized degree in Corporate Law from Universidade Mackenzie. She also holds a specialist degree in Compliance from LEC- Legal, Ethics & Compliance, is member of the Compliance Committee of IASP/SP and is currently partner at Ricardo Gimenez Sociedade de Advogados. Since 2018 she is a Fiscal Council member at CEMIG. She was a Legal Manager of a mid-sized construction company during 4 years. She deals with company risk management; preparation of Code of Conducts and implementation of Compliance Programs; analysis, drafting and management of contracts; preparation of corporate acts; strategic legal planning for business structuring.

12.5(n) Description of any of the following events that have occurred during the last 5 years: (i) any criminal conviction; (ii) any conviction in administrative CVM proceedings and the penalties applied; and (iii) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified the candidate to execute any professional or commercial activities.

In the last 5 years, she has not received any criminal conviction or been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

CONSELHO FISCAL
12.5(a) Name	Charles René Lebarbenchon
12.5(b) Date of Birth	10/28/1969
12.5(c) Profession	Lawyer
12.5(d) CPF or passport number	769.387.609-00
12.5(e) Elective position occupied	Fiscal Council (alternate member)
12.5(f) Expected election date	04/29/2019
12.5(g) Expected date of office	05/08/2019
12.5(h) Office term	April/2020
12.5(i) Other positions or functions held at the issuer	Does not hold any other position or function at the issuer.
12.5(j) Proposed by the controller	No
12.5(k) Independent member / criteria used by issuer to determine independence	Not applicable.
12.5(l) Number of consecutive mandates	0

12.5(m) Information on: (i) key professional experiences during the last 5 years, indicating: (1) name and business sector of the company; (2) position; e (3) if the company is part of (i) the issuer’s economic group (ii) is controlled by a shareholder of the issuer that holds a stake, direct or indirect, equal to or greater than 5% of the same class or type of shares of the issuer; and (ii) indication of all management positions in other companies or third sector organizations

Charles René Lebarbenchon holds a Law degree from Universidade do Vale do Itajaí UNIVALI and a MBA degree in Tax Law from Fundação Getúlio Vargas — FGV/RJ. In the last 5 years, he was partner at Advocacia Gasparino, Fabro, Lebarbenchon, Roman, Sachet e Marchiori Sociedade de Advogados, leaving the firm to become Legal Officer at Grupo Brazal - Brasil Alimentos S.A (2014-2015), in addition to exercising the following roles: (i) Fiscal Council (alternate member) of Centrais Elétricas Brasileiras S/A - ELETROBRÁS 2018-2019; (ii) Fiscal Council (alternate member) of AES Tietê Energia S/A 2018-2019 (iii) Fiscal Council (sitting member) of Braskem S/A 2017-2018; (iv) Fiscal Council (alternate member) of USIMINAS S/A 2017-2018; (v) Fiscal Council (sitting member) of AES Eletropaulo S/A 2016-2017; (vi) Member of the Board of Directors of Brazpeixes S/A 2015-2017; (vii) Member of the Board of Directors of AES Eletropaulo S/A 2014-2016; (viii) Coordinator of the Fiscal Council of Eternit S/A 2013-2014; (ix) Fiscal Council (sitting member) of SICOOB Advocacia 2013-2015; (x) Fiscal Council (alternate member) of BIC Banco; (xi) Alternate Member of the Board of Directors of AES Eletropaulo S/A 2012-2014; (xii) Member of the Board of Directors of Gaspart S/A 2009-2019.

12.5(n) Description of any of the following events that have occurred during the last 5 years: (i) any criminal conviction; (ii) any conviction in administrative CVM proceedings and the penalties applied; and (iii) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified the candidate to execute any professional or commercial activities.

In the last 5 years, he has not received any criminal conviction or been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

12.6.     In relation to each of the persons who served as members of the board of directors or of the supervisory board in the last fiscal year, inform, in a table format, the percentage of participation in the meetings held by the respective body during the same period after taking office.

Not applicable as candidates were not part of the Company's Fiscal Council during the previous fiscal year.

12.7. Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory

Not applicable as candidates for the members of the Fiscal Council are not members of the Company's committees.

12.8. In relation to each person who served as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, inform, in table format, the percentage of participation in the meetings held by the respective body during the same period after taking office.

Not applicable as candidates for the members of the Fiscal Council are not members of the Company's committees.

12.9        Inform the existence of a marital relationship, stable union or kinship to the second degree between the candidates and:

a.            the issuer’s management

b.            (i) the issuer’s management and (ii) the management of direct or indirect subsidiaries of the issuer;

c.            (i) the issuer’s management and the management of direct and indirect subsidiaries and (ii) direct and indirect controlling shareholders;

d.            (i) issuer’s management and (ii) the management of the issuer’s direct and indirect subsidiaries.

There are no marital relationships, stable marriages or kinship up to the second degree between the candidates and: a) the Company’s management; b) the Company’s management and management of direct and indirect subsidiaries; c) the Company’s management and management of direct or indirect subsidiaries and direct and indirect controlling shareholders and d) the management of the Company’s direct or indirect subsidiaries.

12.10. Relations involving subordination, service provision or control in the last 3 fiscal years between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, its full capital stock;

b.   direct or indirect controller of the issuer;

c.   if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons.

The candidates for the Fiscal Council have not been involved in any kind of subordination, services or controlling relationships with the issuer in the last 3 fiscal years.

ATTACHMENT II

Nomination Letter for the Roles of Sitting and Alternate Members of the Fiscal Council, as indicated by Preferred Shareholders

São Paulo, 03 de abril de 2019.

À

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO
Rua Costa Carvalho, nº 300
Pinheiros
São Paulo/SP.
CEP: 05429-000

A/C Sr. Rui de Britto Álvares Affonso- Diretor de Relações com Investidores
A/C Sr. Mario Engler Pinto Junior- Presidente do Conselho de Administração

Ref.: Solicitação de inclusão de indicação de candidatos- Aviso aos Acionistas

Prezados Senhores,

LUIZ BARSI FILHO, brasileiro, casado, inscrito no CPF/MF sob o nº 006.541.838-72, residente e domiciliado à Rua Euclides Pacheco, nº 1605, Vila Gomes Cardim, São Paulo/SP; designado individualmente como "acionista", na qualidade de acionista da **COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO** ("Companhia"), conforme se comprova pelos documentos anexos (doc.01), vêm pela presente, por meio do seu procurador ao final subscrito, nos termos da procuração anexa (doc.02), na forma da Instrução CVM 481/09, solicitar a divulgação das seguintes indicações de candidatos ao Conselho Fiscal da Companhia para eleição na Assembleia Geral Ordinária de 2019:

Para o Conselho Fiscal, nos termos do art. 161, §4°, inciso "b" da Lei nº 6.404/76 ("Lei das S/A"), onde votam os acionistas detentores de **ações ordinárias: MICHELE DA SILVA GONSALES TORRES**, brasileira, advogada, inscrita no CPF/MF sob o nº 324.731.878-00, com endereço profissional na Rua Dr. Fernandes Coelho, nº 85, 6° andar, Pinheiros, São Paulo/SP, CEP:05423-040, para concorrer à vaga de **conselheiro fiscal titular** e **CHARLES RENÉ LEBARBENCHON**, brasileiro, viúvo, advogado, portador da Cédula de Identidade R.G. nº 968.390 inscrito no CPF/MF sob o nº 769.387.609-00, com endereço profissional à Av. Prefeito Osmar Cunha, nº 183, Bloco B, 6° andar, salas 609 a 613, Ceisa Center, Centro, Florianópolis, Santa Catarina, CEP 88015-100, para concorrer à vaga de **conselheiro fiscal suplente**.

com comprovação de recebimento, nos endereços abaixo indicados: Rua Dr. Fernandes Coelho, nº 85, 6º andar, Pinheiros, São Paulo/SP, CEP: 05423-040, em atenção ao Dr. Daniel Alves Ferreira, e-mail: daniel.ferreira@alfm.adv.br.

Atenciosamente,

LUIZ BARSI FILHO

P.P. DANIEL ALVES FERREIRA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 2, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.